SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                    SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                    (Amendment No. 1)

               The Chase Manhattan Corporation
                    (Name of Issuer)

                                               Common Stock
                                    (Title of Class of
Securities)

               (CUSIP Number) 161610100

     MICHAEL F. PRICE, HEINE SECURITIES CORPORATION
               51 JOHN F. KENNEDY PARKWAY
          SHORT HILLS, NJ 07078   (201) 912-
2152
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                                                       April 1,
1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on the following page(s))
                         Page 1 of 4 pages

CUSIP No. 161610100           13D            Page 2 of 4
pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heine Securities Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION   Delaware

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              13,586,352 (See Items 2 and 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            N/A
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           13,586,352 (See Items 2 and 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              13,586,352 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1% (See Items 2 and 5)

14   TYPE OF REPORTING PERSON*          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 161610100           13D            Page 3 of 4
pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael F. Price

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*         N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION

     United States

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              N/A (See Items 2 and 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            13,586,352 (See Items 2 and 5)
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           N/A (See Items 2 and 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                13,586,352 (See Items 2 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              13,586,352 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1% (See Items 2 and 5)

14   TYPE OF REPORTING PERSON*          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Items 5(a-b) and (c) of the Schedule 13D filed by the undersigned on April 5, 1995 are hereby amended in their entirety as follows:

Item 5.  Interest in Securities of the Issuer

(a-b) Prior to the April 1, 1996 consummation of the merger between the Chase Manhattan Corporation ("Chase") and Chemical Banking Corporation ("Chemical"), advisory clients of Heine Securities Corporation ("HSC") beneficially owned approximately 11.3 million shares of Chase common stock, or approximately 6.3% of the common shares then outstanding, and less than 2 million shares of Chemical common stock, or less than 1% of the common shares then outstanding. As a result of the merger between Chase and Chemical, advisory clients of HSC now beneficially own 13,586,352 shares of the Issuer's Common Stock, representing approximately 3.1% of the post merger Common Stock outstanding.

As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC (and therefore Michael Price, the president of HSC) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of 13,586,352 shares of the Common Stock. Although HSC has the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the shares of the Common Stock covered by this Statement, both HSC and Mr. Price disclaim any economic interest or beneficial ownership in any shares of the Common Stock covered by this Statement.

(c) Other than the receipt of additional shares of Common Stock in exchange for common shares of Chase previously held by HSC's advisory clients in connection with the consummation of the merger described above, there were no transactions in the shares of the common stock of either Chase or Chemical within the past sixty days.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 1996

/s/ Michael F. Price
President
Heine Securities Corporation

/s/ Michael F. Price